UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

AMENDMENT NO. 1 TO

SCHEDULE TO

(Rule 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

FORMFACTOR, INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

346375108

(CUSIP Number of Class of Securities (Underlying Common Stock))

Richard A. DeLateur

Chief Financial Officer

FormFactor, Inc.

7005 Southfront Road

Livermore, California 94551

(925) 290-4000

(Name, Address, and Telephone Number of Person Authorized to Receive Notices

and Communications on Behalf of Filing Persons)

With copies to:

Alan Talkington, Esq.
Jonathan M. Ocker, Esq.
Orrick, Herrington & Sutcliffe LLP
405 Howard Street
San Francisco, California 94105
(415) 773-5700

CALCULATION OF FILING FEES

Transaction Valuation*	Amount of Filing fee**
$2,388,171	$171

*

Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 3,098,724 shares of common stock of FormFactor, Inc. that have an aggregate value of $2,388,171 as of August 27, 2010 will be exchanged pursuant to the exchange offer, which may not occur. The aggregate value of such options was calculated based on the Black-Scholes option pricing model.

**	The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $71.30 per million dollars of the value of the transaction.
☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $171	Filing Party: FormFactor, Inc.
Form or Registration No.: 005-79547	Date Filed: September 2, 2010

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Amendment No. 1 (this “Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on September 2, 2010 (the “Schedule TO”), relating to an offer by FormFactor, Inc. (the “Company”) to eligible employees, subject to specified conditions, to exchange certain underwater stock options (with an exercise price of at least $13.63 per share) to purchase up to 3,098,724 shares of the Company’s common stock, par value $0.001 per share, for a lesser number of new stock options to be granted under the Company’s 2002 Equity Incentive Plan, as amended.  On September 13, 2010 and September 15, 2010, the Company filed a current report on Form 8-K with the Securities and Exchange Commission. These two current reports are filed as Exhibits (a)(5)(A) and (a)(5)(B) to the Schedule TO. In addition, a form of email to eligible employees relating to employee presentations and materials used in such presentations are filed as Exhibits (a)(1)(K) and (a)(1)(L) to the Schedule TO.

Pursuant to Rule 12b-15 under the Securities and Exchange Act of 1934, as amended, this Amendment No. 1 amends and restates only the items and exhibits to the Schedule TO that are being amended and restated hereby, and unaffected items and exhibits are not included herein.  This Amendment No. 1 should be read in conjunction with the Schedule TO.

Item 12                                                     Exhibits.

“Item 12  Exhibits” to the Schedule TO is amended and restated as follows:

Exhibit	Description of Exhibits
(a)(l)(A)*	Offer to Exchange, dated September 2, 2010
(a)(1)(B)*	Form of Election Form
(a)(1)(C)*	Form of Notice of Withdrawal
(a)(1)(D)*	Screen Shots from Stock Option Exchange Program Website
(a)(1)(E)*	Form of Email Communication from FormFactor to All Eligible Employees
(a)(1)(F)*	Form of Confirmation of Receipt of Election Form
(a)(1)(G)*	Form of Confirmation of Receipt of Notice of Withdrawal
(a)(1)(H)*	Form of Reminder of Expiration of Exchange Offer
(a)(1)(I)*	Form of Confirmation of Participation in the Exchange Offer
(a)(1)(J)*	Form of Final Confirmation of Participation in the Exchange Offer
(a)(1)(K)	Form of Email Communication to Eligible Employees
(a)(1)(L)	Employee Presentation Slides
(a)(5)(A)	Form 8-K filed on September 13, 2010 (incorporated by reference to FormFactor’s Form 8-K filed on September 13, 2010, File No. 000-50307)
(a)(5)(B)	Form 8-K filed on September 15, 2010 (incorporated by reference to FormFactor’s Form 8-K filed on September 15, 2010, File No. 000-50307)
(b)	Not applicable.
(d)(1)	FormFactor, Inc. 2002 Equity Incentive Plan, as amended (incorporated by reference to Exhibit 10.06 to FormFactor’s Form 10-K for the year ended December 26, 2009, File No. 000-50307)
(d)(2)*	Form of Stock Option Agreement for New Stock Options
(g)	Not applicable.
(h)	Not applicable.

* Previously filed.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

FORMFACTOR, INC.

By:	/s/ Stuart L. Merkadeau
Stuart L. Merkadeau
Senior Vice President, General Counsel and Secretary

Dated:  September 17, 2010

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EXHIBIT INDEX

Exhibit	Description of Exhibits
(a)(l)(A)*	Offer to Exchange, dated September 2, 2010
(a)(1)(B)*	Form of Election Form
(a)(1)(C)*	Form of Notice of Withdrawal
(a)(1)(D)*	Screen Shots from Stock Option Exchange Program Website
(a)(1)(E)*	Form of Email Communication from FormFactor to All Eligible Employees
(a)(1)(F)*	Form of Confirmation of Receipt of Election Form
(a)(1)(G)*	Form of Confirmation of Receipt of Notice of Withdrawal
(a)(1)(H)*	Form of Reminder of Expiration of Exchange Offer
(a)(1)(I)*	Form of Confirmation of Participation in the Exchange Offer
(a)(1)(J)*	Form of Final Confirmation of Participation in the Exchange Offer
(a)(1)(K)	Form of Email Communication to Eligible Employees
(a)(1)(L)	Employee Presentation Slides
(a)(5)(A)	Form 8-K filed on September 13, 2010 (incorporated by reference to FormFactor’s Form 8-K filed on September 13, 2010, File No. 000-50307)
(a)(5)(B)	Form 8-K filed on September 15, 2010 (incorporated by reference to FormFactor’s Form 8-K filed on September 15, 2010, File No. 000-50307)
(b)	Not applicable.
(d)(1)	FormFactor, Inc. 2002 Equity Incentive Plan, as amended (incorporated by reference to Exhibit 10.06 to FormFactor’s Form 10-K for the year ended December 26, 2009, File No. 000-50307)
(d)(2)*	Form of Stock Option Agreement for New Stock Options
(g)	Not applicable.
(h)	Not applicable.

* Previously filed.

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